Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 24, 2013

DJP

iPath® Dow Jones-UBS Commodity Index Total ReturnSM ETN

1 The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner:

The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

Note Details

Ticker DJP

Intraday Indicative Value Ticker DJP.IV

CUSIP 06738C778

ISIN US06738C7781

Primary exchange NYSE Arca

Yearly Fee1 0.75%

Inception date 6/6/2006

Maturity date 6/12/2036

Issuer Barclays Bank PLC

Callable ETN No

2 Index returns are for illustrative purposes only and do not represent actual

iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Source: Dow Jones Opco, UBS, as of 12/31/2012. Index composition is subject to change.

Index Details

Index name Dow Jones-UBS Commodity Index Total ReturnSM

Composition Futures on commodities basket

Number of components 20

Bloomberg Index ticker DJUBSTR

Inception date 11/15/2001

Base value and date 100 as of 12/31/1990

Index sponsors Dow Jones Opco, LLC and UBS Securities LLC

Index Composition

Cumulative Index Return2

60% 40% 20% 0% -20% -40%

Jan 07 Jan08 Jan09 Jan 10 Jan11 Jan 12

iPath(R) Exchange Traded Notes

Energy 31.71%

Agriculture 30.70%

Industrial Metals 18.81%

Precious Metals 12.77%

Livestock 6.01%

Dow Jones-UBS Commodity Index Total ReturnSM

DJP

Annualized Performance, Standard Deviation And Correlation History

6-month 1-Year 3-Year 5-Year 10-Year Standard Index

Return % Return % Return % Return % Return % Deviation % Correlations4

Annualized Annualized Annualized Annualized Annualized3

Dow Jones-UBS Commodity Index Total ReturnSM 2.75 -1.06 0.07 -5.17 4.09 21.95 1.00

S&P 500® 5.95 16.00 10.87 1.66 7.10 19.04 0.60

MSCI EAFE Index 13.95 17.32 3.56 -3.69 8.21 23.47 0.67

MSCI Emerging Markets IndexSM 13.75 18.22 4.66 -0.92 16.52 29.04 0.71

Barclays U.S. Aggregate Bond Index 1.80 4.21 6.19 5.95 5.18 3.53 0.10

Source: BlackRock, Dow Jones Opco, UBS, S&P Dow Jones Indices LLC, MSCI and Barclays, as of 12/31/2012.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/07-12/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

4 Correlations based on monthly returns for 12/07-12/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

I1212 A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity - DJP of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

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DJP

Top Index Holdings

Component Ticker Weight % Sector

Natural Gas NG 11.42 Energy

Gold GC 9.92 Precious Metals

Crude Oil CL 8.58 Energy

Soybeans S 8.15 Agriculture

Copper HG 7.34 Industrial Metals

Corn C 7.07 Agriculture

Wheat W 6.04 Agriculture

Aluminum LA 5.76 Industrial Metals

Brent Crude CO 5.06 Energy

Live Cattle LC 3.90 Livestock

Source: Dow Jones Opco, UBS, as of 12/31/2012. Index composition is subject to change.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC (“UBS”), and have been licensed for use by Barclays Bank PLC. “Dow Jones®,” “DJ,” “UBS”, “Dow Jones-UBS Commodity IndexSM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, “Dow Jones-UBS Livestock Subindex Total ReturnSM” and “DJ-UBSCISM” , are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC. The ETNs based on the Dow Jones-UBS Livestock Subindex Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, UBS, UBS AG, Dow Jones Opco or any of their respective subsidiaries or affiliates and none of Dow Jones, UBS, UBS AG, Dow Jones Opco or any of their respective affiliates, makes any representation or warranty, express or implied, to the owners of or counterparts to the ETNs based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs based on any of the indices particularly.

© 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, I1212 servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0663-0213

DJP -

- iP Not FDIC Insured - No Bank Guarantee - May Lose Value 1-877-764-7284 www.ipathetn.com Page 3 of 3